SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of December, 2002
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                     (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on December 3, 2002, entitled "Axcan To Acquire Worldwide Rights to Panzytrat Enzyme Product Line From Abbott Laboratories And Become A Significant Player In The European Gastrointestinal Market."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AXCAN PHARMA INC.

Date: December 4, 2002              By:     /s/ Jean Vezina
                                            ------------------
                                    Name:    Jean Vezina
                                    Title:   Vice-President, Finance and Chief
                                             Financial Officer

                                                    AXCAN PHARMA INC.
[AXCAN LOGO]
                                                    597, boul. Laurier
                                                    Mont-Saing-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel.:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
Nasdaq SYMBOL (Nasdadq National Market):                                    AXCA

DATE:                                                           December 3, 2002
News release for immediate distribution


       AXCAN TO ACQUIRE WORLDWIDE RIGHTS TO PANZYTRAT ENZYME PRODUCT LINE
            FROM ABBOTT LABORATORIES AND BECOME A SIGNIFICANT PLAYER
                     IN THE EUROPEAN GASTROINTESTINAL MARKET

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today that it has signed an agreement to acquire a pancreatic enzyme line of products from Abbott Laboratories ("Abbott") for a cash purchase price of US $45 million. Axcan will acquire various marketing authorization and intellectual property rights, including patents and trademarks to the PANZYTRAT product line. Axcan expects this acquisition to be immediately accretive, generating approximately 8 cents per share in additional earnings over the next 12 months.

The purchase price that has been set at US $45 million will be paid using Axcan's cash on hand. It represents a multiple of 2.7 times net sales of $16.7 million recorded by Abbott during the past 12 months.

PANZYTRAT products consist of enteric-coated microtablets for the treatment of exocrine pancreatic deficiency and are marketed in several countries. The greater portion of PANZYTRAT sales is reported in Germany, the third largest pharmaceutical market worldwide, as well in the Netherlands.

"PANZYTRAT is a perfect fit for Axcan and this acquisition is a major strategic move. We expect that sales of Axcan's three pancrelipase brands (ULTRASE, VIOKASE, and PANZYTRAT) will exceed $50 million, making Axcan the second leading marketer of these preparations worldwide," said Leon F. Gosselin, Axcan's President and CEO. "Moreover, Germany is a strategic market for us since we intend to launch PHOTOBARR there, as well as in other markets, for the treatment of high-grade dysplasia associated with Barrett's Esophagus in fiscal 2004. This acquisition builds upon the earlier acquisition of Lacteol and Enteris in France earlier this year and establishes Axcan as a significant player in the European gastrointestinal market," he concluded.

Abbott  and Axcan  will work  closely  together  to ensure a smooth  transition.
During an interim period to accommodate the transfer of marketing authorizations, Axcan will record revenue net of costs of goods sold equal to approximately 60 percent of the end-market sales, with Abbott recording the remainder in line with its interim distribution responsibilities. Axcan will report all net sales and related expenses as the respective marketing authorizations are transferred. The transition period is expected to last approximately six months.

Axcan will host a conference call at 4:30 P.M. EST, on Tuesday, December 3, 2002. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone number to access the conference call is 1(888) 942-8126. A replay of the call will be available until December 10. The telephone number to access the replay of the call is 1 (800) 558-5253 code: 21065848.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The name PANZYTRAT appearing in this press release is a trademark of Abbott Laboratories. The names ULTRASE and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

                                      -30-

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Tel: (205) 991-8085

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Tel: (450) 467-2600 ext. 2000

                           www.axcan.com


or                         Marjorie Moeling
                           Manager, Abbott International Public Affairs
                           Tel  (847)-938-8848